PIONEER ACQUISITION I CORP

131 Concord Street

Brooklyn, New York

11201

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Dorrie Yale

RE:	Pioneer Acquisition I Corp

Registration Statement on Form S-1, as amended

Filed on May 29, 2025

File No. 333-287656

Dear Ms. Paulemon and Ms. Yale,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Pioneer Acquisition I Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on June 17, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Pioneer Acquisition I Corp

By:	/s/ Mitchell Creem
Name:	Mitchell Creem
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP